UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

MSTI HOLDINGS, INC.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

55376F106

(CUSIP Number)

Richard J. Leimbach
Chief Financial Officer, Secretary
Telkonet, Inc
20374 Seneca Meadows Parkway
Germantown, MD 20876
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

February 26, 2009

 (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SCHEDULE 13D

CUSIP No.
55376F106

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only). TELKONET, INC.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UTAH

	7	SOLE VOTING POWER

NUMBER OF		15,543,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		15,543,000

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,543,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

49%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

ITEM 1. SECURITY AND ISSUER

This Statement on Schedule 13D (this “Statement”) relates to the shares of common stock, $0.001 par value per share (“Common Stock”), of MSTI Holdings, Inc., a Delaware corporation (the “Company”).

The principal executive offices of the Company are located at 259-263 Goffle Road, Hawthorne, New Jersey 07506 and its telephone number is (973) 304-6080.

ITEM 2. IDENTITY AND BACKGROUND

(a) This Statement is being filed by Telkonet, Inc. a Utah corporation (“Telkonet”).

(b) The address of the principal executive offices of Telkonet is 20374 Seneca Meadows Parkway, Germantown, MD 20876.

(c) Telkonet is principally engaged in the business of providing integrated, centrally-managed energy management and SmartGrid networking solutions that improve energy efficiency and reduce the demand for new energy generation.

(d) During the last five years, neither Telkonet, nor to the knowledge of Telkonet, any person named in Schedule A hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither Telkonet, nor to the knowledge of Telkonet, any person named in Schedule A hereto was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) To the knowledge of Telkonet, except as set forth on Schedule A attached hereto, each of the persons named in Schedule A attached hereto is a citizen of the United States.

Set forth on Schedule A is the name, business address, and present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted (other than Telkonet, information for which is provided above), of Telkonet’s directors and executive officers as of the date hereof.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On January 31, 2006, Telkonet acquired a 90% interest in Microwave Satellite Technologies, Inc. (“MST”) from its sole shareholder in exchange for $1.8 million in cash and 1.6 million unregistered shares of Telkonet’s common stock.   The funds were provided by working capital.  On May 24, 2007, MST completed a reverse merger into MSTI Holdings, Inc. (formerly Fitness Express Software, Inc.) pursuant to which Telkonet’s acquired approximately 62% of the issued and outstanding shares of the issuer’s common stock.

ITEM 4. PURPOSE OF TRANSACTION

Telkonet acquired the Shares for investment purposes, but may communicate with management and others to encourage the exploration of private equity alternatives.  The Reporting Persons intend to monitor the Issuer’s performance closely and may modify its plans in the future.

Although Telkonet does not have any current plans other than monitoring and communication, the Reporting Persons may in the future exercise, or cause to be exercised, any and all of its rights as a stockholder of the Issuer in a manner consistent with its equity interests.  More  specifically,  depending on its  evaluation of various factors, including the investment potential of shares of Common  Stock, the Issuer's business prospects and financial  position, other  developments  concerning the Issuer, the  price  level  and  availability  of the  Common  Stock,  available opportunities to acquire or dispose of shares of Common Stock, realize trading profits or minimize trading losses, conditions in the securities  markets and general economic and industry conditions, reinvestment opportunities and other factors deemed relevant, Telkonet may take, or cause to be taken, such actions with respect to its holdings in the Issuer as it deems appropriate in light of circumstances existing from time to time. Such actions may include the purchase of additional shares of Common Stock in the open market, through privately negotiated transactions with third parties or otherwise, or the sale at any time in the open market, through privately negotiated transactions with third parties or otherwise, of all or a portion of the shares now owned or hereafter acquired.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) In the aggregate, Telkonet is the direct beneficial owner of 15,543,000 shares of Common Stock, or approximately 49% of outstanding shares of Common Stock of the Issuer, based upon 31,816,552  shares of Common Stock  outstanding as of November 4, 2008, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2008.

(b) Telkonet has shared power to vote all of the shares described above.

(c) On February 26, 2009, Telkonet, Inc. (the “Company”) executed and completed a Stock Purchase Agreement (the “Agreement”) with William Davis pursuant to which the Company sold, and Mr. Davis purchased, two million, eight hundred thousand shares of MSTI Holdings, Inc. common stock (the “MSTI Shares”)  for consideration in the aggregate principal amount of Ten Thousand Dollars ($10,000.00).

In a related transaction, the Company entered into a Partial Release of Lien with YA Global Investments, L.P. (“YA Global”), pursuant to which, in consideration of YA Global’s agreement to release its lien and security interest on the MSTI Shares, the Company paid a commitment fee to YA Global in MSTI Holdings, Inc. common stock equal to one percent (1%) of MSTI Holdings, Inc. common stock owned by the Company following the sale of the MSTI Shares (One Hundred and Fifty Seven Thousand Shares).   Prior to the transaction, the Company held Eighteen Million, Five Hundred Thousand (18,500,000) Shares of MSTI Holdings, Inc. common stock.

With the reduction in holdings, the Company now holds Fifteen Million, Five Hundred and Forty Three Thousand Shares of MSTI Holdings, Inc. common stock reducing its percentage holdings in MSTI Holdings, Inc. common stock to forty nine percent (49%).

(d) Not applicable

(e) Not applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Except as described herein, no contracts, arrangement, understandings or similar relationships exist with respect to the securities of the Company between the persons referenced in Item 2 of this Schedule 13D and any person or entity.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TELKONET, INC.

Date: March 10, 2009
By: /s/ Richard J. Leimbach
Richard J. Leimbach
Chief Financial Officer

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF
EXAR CORPORATION

The name and present principal occupation or employment of the directors and executive officers of Telkonet, Inc. are set forth below. Unless otherwise indicated below, the current business address of each director and executive officer is c/o Telkonet, Inc., 20374 Seneca Meadows Parkway, Germantown, MD 20876.

Board of Directors of Telkonet, Inc.

Name	Present Principal Occupation or Employment	Citizenship

Warren V. Musser	President and Chief Executive Officer of The Musser Group, LLC	United States

Thomas C. Lynch	Senior Vice President of The Staubach Company	United States

Dr. Thomas M. Hall	Managing Director of Marrell Enterprises, LLC	United States

Seth D. Blumenfeld	Retired	United States

Anthony J. Paoni	Professor at Northwestern University	United States

Executive Officers of Telkonet, Inc.

Name	Present Principal Occupation or Employment	Citizenship

Jason L. Tienor	President and Chief Executive Officer	United States

Richard J. Leimbach	Chief Financial Officer, Secretary	United States

Jeffrey J. Sobieski	Chief Operating Officer	United States

Howard J. Barr	General Counsel	United States

Jeremy Griesbach	Vice President, Sales	United States

Matthew P. Koch	Vice President, Hospitality Operations	United States